UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration Under Section 12(g)

of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports

Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 1-10290

Duquesne Light Holdings, Inc.

(Exact name of registrant as specified in its charter)

411 Seventh Avenue, Pittsburgh, PA 15219

(412-393-6000)

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

5.50% Senior Notes due 2015

6.25% Senior Notes due 2035

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

Security	No. of Holders
Common Stock	1
5.50% Senior Notes due 2015	15
6.25% Senior Notes due 2035	9

Pursuant to the requirements of the Securities Exchange Act of 1934, Duquesne Light Holdings, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 6, 2007	By:	/s/ Mark E. Kaplan
Senior Vice President and Chief Financial Officer